Exhibit 12.1

United Continental Holdings, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,
(In millions)	2010	2009

Earnings (loss):
Earnings (loss) before income taxes & adjustments for minority interest and equity earnings in affiliates	$576	$(459)

Add (deduct):
Fixed charges, from below	713	667
Amortization of capitalized interest	3	2
Distributed earnings of affiliates	2	2
Minority interest	(2)	(1)
Interest capitalized	(7)	(8)

Earnings as adjusted	$1,285	$203

Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs (a)	$520	$415
Portion of rental expense representative of the interest factor	193	252

Fixed charges, as above	$713	$667

Ratio of earnings to fixed charges	1.80	(b )

(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.
(b)	Earnings were inadequate to cover fixed charges by $464 million for the nine months ended September 30, 2009.